Exhibit 12.1

KRATON PERFORMANCE POLYMERS, INC.

Ratio of Earnings to Fixed Charges

(In thousands)

	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006
Fixed Charges:
+ Interest expensed	22,509	29,866	35,212	42,632	40,064
+ Interest capitalized	520	—	—	—	—
+ Amortization of deferred financing costs	2,071	4,090	2,139	2,715	2,351
+ Accretion of debt discount	—	—	—	—	25,942
+ Estimate of interest within rental expense	2,205	1,734	2,800	2,449	2,449
+ Preference security dividend requirements	—	—	—	—	—

Total fixed charges	27,305	35,690	40,151	47,796	70,806
Earnings:
+ Pre-tax income (loss)	111,858	(1,657)	36,850	(37,629)	(4,022)
- Income from equity investees	(487)	(403)	(437)	(626)	(168)
+ fixed charges	27,305	35,690	40,151	47,796	70,806
+ Amortization of capitalized interest	—	—	—	—	—
+ Distributed income of equity investees	403	433	1,041	106	1,265
+ Pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—
- Interest capitalized	(520)	—	—	—	—
- Preference security dividend requirements	—	—	—	—	—
- The minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—

Total Earnings	138,559	34,063	77,605	9,647	67,881
Deficiency (Surplus)	(111,254)	1,627	(37,454)	38,149	2,925

Ratio	5.07	0.95	1.93	0.20	0.96
Ratio of Earnings to Fixed Charges	5.1:1.0	1.0:1.0	1.9:1.0	0.2:1.0	1.0:1.0

Our earnings were insufficient to cover our fixed charges for the year ended December 31, 2009 by approximately $1.6 million, for the year ended December 31, 2007 by approximately $38.1 million and for the year ended December 31, 2006 by approximately $2.9 million.